UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 8)

D.E Master Blenders 1753 N.V.

(Name of Subject Company (Issuer))

Donata Holding SE

Donata Holdings B.V.

JAB Holdings II B.V.

JAB Forest B.V.

Acorn Holdings B.V.

Acorn B.V.

Oak Leaf B.V.

(Names of Filing Persons (Offerors))

Ordinary Shares, nominal value EUR 0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joachim Creus
Oak Leaf B.V.
Oude Weg 147
NL — 2031 CC Haarlem
The Netherlands
Tel: +352 22 9999 5178

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,189,492,615	$1,117,047

(1)          Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) EUR 12.50 (i.e., the tender offer price) by (y) 507,089,326, the estimated maximum number of DEMB Shares to be acquired in the tender offer, which consists of 594,859,274 DEMB Shares issued and outstanding and an aggregate of 1,763,050 DEMB Shares underlying performance share units issued and outstanding or issuable prior to the expiration of the Offer, less 89,532,998 DEMB Shares beneficially owned by Acorn Holdings B.V. by (z) 1.2920, which is the exchange rate of U.S. dollars per euro reported by the Federal Reserve Bank as of May 24, 2013.

(2)          The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,117,047	Filing Party: JAB Forest B.V., Acorn Holdings B.V., Acorn B.V., Oak Leaf B.V.
Form or Registration No.: Schedule TO	Date Filed: June 6, 2013

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 8 to the Tender Offer Statement on Schedule TO is filed by (i) Oak Leaf B.V. ( the “Offeror”), a private limited liability company incorporated under the laws of the Netherlands and a wholly owned direct subsidiary of Acorn (as defined blow) and a wholly owned indirect subsidiary of Acorn Holdings (as defined below) and Forest (as defined below), (ii) Acorn B.V. (“Acorn”), a private limited liability company incorporated under the laws of the Netherlands and a wholly owned direct subsidiary of Acorn Holdings and a wholly owned indirect subsidiary of Forest, (iii) Acorn Holdings B.V. (“Acorn Holdings”), a private limited liability company incorporated under the laws of the Netherlands and a wholly owned direct subsidiary of Forest, (iv) JAB Forest B.V. (“Forest”), a private limited liability company incorporated under the laws of the Netherlands, (v) JAB Holdings II B.V. (“JAB Holdings”), a private limited liability company incorporated under the laws of the Netherlands, (vi) Donata Holdings B.V., (“Donata BV”), a private limited liability company incorporated under the laws of the Netherlands and (vii) Donata Holding SE (“Donata SE” and, together with the Offeror, Acorn, Acorn Holdings, Forest, JAB Holdings and Donata BV, the “Filing Persons”)), an Austrian Societas Europaea and further amends and supplements the Tender Offer Statement on Schedule TO (as amended on June 13, 2013, June 19, 2013, June 20, 2013, June 26, 2013, August 8, 2013, August 9, 2013 and August 16, 2013 and together with any other amendments and supplements hereto, this “Schedule TO”) filed on June 6, 2013 by the Offeror, Acorn, Acorn Holdings and Forest. This Schedule TO relates to the Offer by the Offeror to purchase all outstanding ordinary shares with a nominal value of EUR 0.12 per share (the “Shares”), of D.E Master Blenders 1753 N.V., a public limited liability company incorporated under the laws of the Netherlands (“DEMB”), at a price of EUR 12.50 cum dividend, net to the seller in cash (less any withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer Memorandum dated June 19, 2013 (together with any amendments or supplements thereto, the “Offer Memorandum”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A).

Item 7(d) of the Schedule TO is hereby amended and supplemented to include the language set forth below at the end thereof.

“On September 6, 2013, Acorn and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as “Rabobank International”) in its capacity as Agent for and on behalf of the Finance Parties (each as defined in the SFA which is itself defined in the Offer Memorandum) executed an amendment to the SFA to, among other things, provide that, in the event the Offeror confirms to the Agent that it intends to undertake the Post Closing Merger and Liquidation (as defined in the Offer Memorandum), for the purposes of the requirements of the SFA that relate to the Acceptance Level (as defined in the Offer memorandum) at which the Offer may be declared unconditional, the Offer may, notwithstanding an Acceptance Level of less than 95%, be declared unconditional at an Acceptance Level of at least 80%, subject to satisfaction of certain conditions (the “Additional Conditions”),comprising conditions which the parties to the amendment acknowledge have already been satisfied as at the date of the amendment and the following additional conditions: (i) the Acceptance Level is at least 80%;  (ii) the Offer Conditions (as defined in the Offer Memorandum) set out in paragraphs (b) up to an including (m) of Section 6.2.1 of the Offer Memorandum (Offer Conditions) have been satisfied; (iii) receipt by the Agent, in form and substance satisfactory to it (acting reasonably), of a certificate by the Offeror signed by a director, certifying that the Alternative Transaction Structure Resolutions (as defined in the Additional Conditions) are in full force and effect as at the Acceptance Closing Date (as defined in the Offer Memorandum); (iv) (a) receipt by the Agent, in form and substance satisfactory to it (acting reasonably), of a confirmation from the Offeror, Oak Sub (as defined in the Offer Memorandum) and New Oak (as defined in the Offer Memorandum), that to the best of their knowledge and belief, as at the Acceptance Closing Date none of the events set out in Section 6.2.2(d) of the Offer Memorandum have occurred and (b) as at the Acceptance Closing Date, the Agent has not received any substantive indication that such confirmation is incorrect which it reasonably believes to be true; (v) prior to the Acceptance Closing Date, none of the board members of DEMB have resigned effectively (other than for personal reasons or the resignations of board members of DEMB per the Settlement Date as envisaged by, and such term as defined in, the Offer Memorandum); (vi) receipt by the Agent, in form and substance satisfactory to it (acting reasonably), of a copy of an executed deed of pledge of shares in Oak Sub by New Oak as pledgor in favor of the Security Agent (as defined in the SFA) as pledgee; and (vii) receipt by the Agent, in form and substance satisfactory to it (acting reasonably), of a copy of an executed deed of pledge of shares in New Oak by the Offeror as pledgor in favor of the Security Agent as pledgee, including an automatic release of (a) the rights of pledge created under or pursuant to such deed of pledge and (b) any rights and claims of the Security Agent against New Oak in Relation to the Legal Merger (as defined in the Offer Memorandum) pursuant to Article 2:319 of the Dutch Civil Code, upon the occurrence of the Share Sale (as defined in the Offer Memorandum).

The foregoing description is qualified in its entirety by reference to the amendment letter to the SFA, including the supplemental letter regarding alternative transaction conditions, which is filed as Exhibit (b)(4) to the Schedule TO, and which is incorporated herein by reference.”

i

ITEM 12.                                         EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)	Offer Memorandum, dated June 19, 2013*

(a)(1)(B)	Technical Information Memorandum sent to Admitted Institutions of Euronext Amsterdam*

(a)(1)(C)	Letter of Transmittal sent to record holders*

(a)(1)(D)	Form to obtain tax information from record holders whose relevant information is unknown*

(a)(1)(E)	Form of cover letter to registered shareholders in the direct registry of shareholders of DEMB*

(a)(1)(F)	Form of cover letter to shareholders holding Shares through a bank, broker or other financial institution*

(a)(1)(G)	Summary Advertisement, published June 20, 2013 in The Wall Street Journal*

(a)(1)(H)	Form of letter sent to registered shareholders in the direct registry of shareholders of DEMB during the pendency of the Offer*

(a)(1)(I)	Form of letter sent to shareholders holding Shares through a bank, broker or other financial institution during the pendency of the Offer*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)

Joint Press Release of the Offeror and DEMB, dated April 12, 2013 (incorporated by reference to the Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission on April 12, 2012)

(a)(5)(B)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser (incorporated by reference the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(C)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser, for D.E Master Blenders 1753 employees (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(D)

Transcript of media conference call regarding intended offer dated April 12, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(E)	Press Release dated May 10, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on May 10, 2013)

(a)(5)(F)	Press Release dated June 6, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 6, 2013)

* Previously filed.

(a)(5)(G)	Press Release dated June 12, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 12, 2013)

(a)(5)(H)	Press Release dated June 19, 2013*

(a)(5)(I)	Press Release dated August 8, 2013*

(a)(5)(J)	Press Release dated August 16, 2013*

(a)(5)(K)	Press Release dated September 6, 2013

(b)(1)

Senior Facilities Agreement, among the Offeror, Acorn and Banc of America Securities Limited, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.(trading as Rabobank International, London Branch) and Morgan Stanley Bank International Limited acting as joint global coordinators, bookrunners and mandated lead arrangers*

(b)(2)

Letter, dated June 6, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement*

(b)(3)

Letter, dated June 25, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement

(b)(4)

Letter, dated September 6, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement

(d)(1)	Merger Protocol, between the Offeror and DEMB, dated April 12, 2013 as Amended and Restated on June 6, 2013*

(d)(2)	Confidentiality Agreement, dated March 20, 2013, between DEMB and Forest*

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2013

DONATA HOLDINGS B.V. JAB HOLDINGS II B.V. JAB FOREST B.V. ACORN HOLDINGS B.V. ACORN B.V. OAK LEAF B.V.

By:	/s/ Joachim Creus
By: Joachim Creus
Title: Managing Director

By:	/s/ Markus Hopmann
By: Markus Hopmann
Title: Managing Director

DONATA HOLDING SE

By:	/s/ Markus Hopmann
By: Markus Hopmann Title: Authorized Representative (Prokurist)

By:	/s/ Andrea Oechsler-Steinhauser
By: Andrea Oechsler-Steinhauser Title: Authorized Representative (Prokurist)

EXHIBIT INDEX

(a)(1)(A)	Offer Memorandum, dated June 19, 2013*

(a)(1)(B)	Technical Information Memorandum sent to Admitted Institutions of Euronext Amsterdam*

(a)(1)(C)	Letter of Transmittal sent to record holders*

(a)(1)(D)	Form to obtain tax information from record holders whose relevant information is unknown*

(a)(1)(E)	Form of cover letter to registered shareholders in the direct registry of shareholders of DEMB*

(a)(1)(F)	Form of cover letter to shareholders holding Shares through a bank, broker or other financial institution*

(a)(1)(G)	Summary Advertisement, published June 20, 2013 in The Wall Street Journal*

(a)(1)(H)	Form of letter sent to registered shareholders in the direct registry of shareholders of DEMB during the pendency of the Offer*

(a)(1)(I)	Form of letter sent to shareholders holding Shares through a bank, broker or other financial institution during the pendency of the Offer*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)

Joint Press Release of the Offeror and DEMB, dated April 12, 2013 (incorporated by reference to the Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission on April 12, 2012)

(a)(5)(B)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser (incorporated by reference the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(C)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser, for D.E Master Blenders 1753 employees (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(D)

Transcript of media conference call regarding intended offer dated April 12, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(E)	Press Release dated May 10, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on May 10, 2013)

(a)(5)(F)	Press Release dated June 6, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 6, 2013)

(a)(5)(G)	Press Release dated June 12, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 12, 2013)

* Previously filed.

v

(a)(5)(H)	Press Release dated June 19, 2013*

(a)(5)(I)	Press Release dated August 8, 2013*

(a)(5)(J)	Press Release dated August 16, 2013*

(a)(5)(K)	Press Release dated September 6, 2013

(b)(1)

Senior Facilities Agreement, among the Offeror, Acorn and Banc of America Securities Limited, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.(trading as Rabobank International, London Branch) and Morgan Stanley Bank International Limited acting as joint global coordinators, bookrunners and mandated lead arrangers*

(b)(2)

Letter, dated June 6, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement*

(b)(3)

Letter, dated June 25, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement

(b)(4)

Letter, dated September 6, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement

(d)(1)	Merger Protocol, between the Offeror and DEMB, dated April 12, 2013 as Amended and Restated on June 6, 2013*

(d)(2)	Confidentiality Agreement, dated March 20, 2013, between DEMB and Forest*

(h)	Not applicable